UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


June 16, 2006

Via U.S. Mail and Facsimile (403-750-3450)

David K. Lifschultz
Chairman and Chief Executive Officer
Genoil, Inc.
Suite 510, 703 - 6th Avenue SW
Calgary, Alberta T2P 0T9, Canada

	Re:	Genoil, Inc.
		Form 20-F for the Fiscal Year Ended December 31, 2004
		Filed July 6, 2005
		Response Letter Dated June 13, 2006
		File No. 0-50766

Dear Mr. Lifschultz:

      We have reviewed your response letter dated June 13, 2006 and have the following comments. After reviewing this information, we may raise additional comments.

General

1. We note the representations in your response to our prior comment that you have no operations or business activities ongoing in Cuba, but that an agent represents you in territory including Cuba. Please advise us whether this agent is actively marketing your products and/or services in Cuba. Describe for us any past or anticipated operations or business activities in Cuba, including products and/or services sold or anticipated to be sold there. Clarify for us whether the agent to which you refer is located in Cuba, as appears to be the case from the disclosure on pages 9 and 13 of the Form 20-
F.

2. We note the representation on page 9 of the Form 20-F that you have entered into a marketing agreement with an individual or organization in Korea. Please advise us whether this party is in North Korea, a country identified by the U.S. State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. If your agreement is with a North Korean individual or organization, please describe for us more fully the terms of the marketing agreement, and the extent of the sales and/or marketing activity undertaken in North Korea on your behalf. Describe for us your current, past and anticipated contacts with North Korea, including the products and/or services sold there on your behalf.

3. Discuss the materiality of the contacts with North Korea described in response to the foregoing comment, if any, and whether those contacts constitute a material investment risk to your security holders, in light of North Korea`s status as a terrorist-sponsoring state. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with North Korea. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. We note, for example, that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced legislative actions directed toward companies that have business contacts with North Korea.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance


David K. Lifschultz
Genoil, Inc.
June 16, 2006
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